EXHIBIT 99.1


MIH Limited (NASDAQ & Euronext Amsterdam : MIHL), the Subscriber Platforms and supporting Technologies Group, today announced that Antonie Roux has been appointed to the MIHL Board of Directors, replacing Hans Hawinkels who has resigned as a director.

Antonie, who was recently appointed CEO of the Group's Internet Operations, has over 20 years media experience which enabled him to lead the group's South African internet operations to market leadership. Roux was also a founder member of the pay-TV channel, M-Net, in 1985 and has assisted with many business development initiatives within the Group over the past 17 years.

About MIH Limited:

The Group's activities are focussed on subscriber platforms providing subscription, television and internet services to over 2 million paying subscribers in Africa, the Mediterranean and Asia. 59% of its subscriber base consists of digital subscribers. Across its platforms MIH has secured long-term rights to premium movies, major sporting events and popular children's programming, all of which are tailored for the local market. The television platforms also provide a range of interactive services such as online games, shopping, banking and on-demand information. MIH has a holding in QQ, the most pervasive instant-messaging platform in China.

Supporting its subscriber platforms, MIH's technologies, including OpenTV, Irdeto Access and Mindport, provide interactive, encryption, customer care and billing and other related services to channel and platform operators worldwide. OpenTV builds a complete software and infrastructure platform that enables digital interactive television and brings on-demand content to other digital communications devices. OpenTV's software has been shipped with or installed in more than 23.5 million digital set-top boxes worldwide and has been selected by 50 digital cable, satellite and terrestrial communications networks in over 50 countries.

Disclaimer: This news release contains "forward-looking statements". These forward-looking statements are subject to a number of risks and uncertainties that could cause MIH Limited's actual results to differ materially from those contemplated herein, including but not limited to, the risk factors detailed in our Annual Report on Form 20-F and other reports filed from time to time by MIH Limited with the Securities and Exchange Commission. MIH Limited undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law. Investors are cautioned not to place undue reliance on any forward-looking statements contained herein.



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Contact details:

Mark Sorour
Investor Relations
MIH Limited
+31 (0) 23 556 2871
Msorour@mih.net

Beverley Branford
Investor Relations
MIH Limited
+31 (0) 23 556 2636
Bbranford@mih.net